This is a translation of the original Japanese “Extraordinary report” prepared for the convenience of non-resident shareholders. Should there be any discrepancy between any part of this translation and the original Japanese text, the latter shall prevail.

【Cover】
【Document submitted】	Extraordinary report

【Submitted to:】	The Director of the Kanto Financial Bureau

【Date of submission】	December 24, 2015

【Company name】	The Higashi-Nippon Bank, Limited

【English name】	The Higashi-Nippon Bank, Limited

【Title of representative】	Representative Director, President Michito Ishii

【Location of main office】	11-2, Nihonbashi 3-Chome, Chuo-ku, Tokyo

【Telephone number】	03 (3273) 6221 (main)

【Contact person】	Corporate Officer and General Manager of Corporate Planning Department Takashi Sakai

【Nearest contact location】	11-2, Nihonbashi 3-Chome, Chuo-ku, Tokyo

【Telephone number】	03 (3273) 6221 (main)

【Contact person】	Manager of General Affairs Office, Corporate Planning Department Osamu Katayama

【Subject to inspection by:】
The Higashi-Nippon Bank, Limited　Mito Branch
　(3-2, Izumi-cho 2-Chome, Mito-shi, Ibaraki Prefecture)
The Higashi-Nippon Bank, Limited　Matsudo Branch
　(2-2, Minoridai 7-Chome, Matsudo-shi, Chiba Prefecture)
The Higashi-Nippon Bank, Limited　Yokohama Branch
　(1-5, Akebono-cho, Naka-ku, Yokohama-shi, Kanagawa Prefecture)
The Higashi-Nippon Bank, Limited　Yono Branch
　(2-1, Kamikizaki 2-Chome, Urawa-ku, Saitama-shi, Saitama Prefecture)
Tokyo Stock Exchange, Inc.
　(2-1, Nihonbashikabuto-cho, Chuo-ku, Tokyo)

1【Reason for submission】
As the resolution was reached at the extraordinary shareholders' meeting held on December 21, 2015, this report is submitted in accordance with the Cause 4, Article 24-5 of Financial Instruments and Exchange Law and the Clause 2-9-2, Article 19 of Cabinet Office Ordinance relating to the disclosure of corporate contents etc.

2【Details of report】
(1) Date on which shareholders' meeting was held
December 21, 2015

(2) Content of resolution
Resolution 1   Approval of the share transfer plan with The Bank of Yokohama Ltd.
The resolution obtained approval for a share transfer scheme in which the Bank and The Bank of Yokohama Ltd. establish Concordia Financial Group, Ltd. to become the wholly-owning parent company of both banks by means of a share transfer on April 1, 2016.

Resolution 2   Partial Amendments to the Articles of Incorporation
The resolution abolished the reference date system for ordinary shareholders’ meetings, deleting Article 12 of the current Articles of Incorporation and moving up the article numbers of Articles 13 and onwards by one.

(3) The number of voting rights relating to the declaration of intent on the approval and disapproval on the resolutions, requirement for the resolutions to be passed and the result of the resolutions

Resolution	In favor (votes)	Against (votes)	Abstention (votes)	Requirement for adoption	Result of resolution and ratio of in favor (against) (％)
Resolution 1 Approval of the share transfer plan with The Bank of Yokohama Ltd.	157,546	156	0	(Note)	Passed	99.44
Resolution 2 Partial Amendments to the Articles of Incorporation	157,856	156	0		Passed	99.44

(Note) It is required that shareholders having 1/3 or more of the voting rights of the shareholders who can exercise the voting rights participate and 2/3 or more voting rights of the shareholders participated vote in favor.

(4) Reason of not adding a part of the number of voting rights of shareholders who participated to the shareholders’ meeting
Because the total of the exercise of the votes prior to the date of the shareholders’ meeting and the confirmation of the votes in favor and against each resolution by a part of shareholders who participated to the shareholders’ meeting satisfied the requirement for the resolutions to be passed, the number of voting rights which are not confirmed to be in favor, against or abstention among the shareholders who participated to the shareholders’ meeting was not included in the tally.